Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2013

§1	Important Notice

1.1	The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that the contents of this quarterly report are truthful, accurate and complete and that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full legal responsibility for the same.

1.2	This quarterly report has been approved at an extraordinary meeting of the Board. All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.3	The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

1.4	Mr. Zhou Jiping, Chairman of the Board, Mr. Wang Dongjin, Director and President of the Company, and Mr. Yu Yibo, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements included in this quarterly report.

§2	Basic Information of the Company

2.1	Key Financial Data

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

	Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,379,017	2,168,896	9.7
Equity attributable to owners of the Company	1,103,413	1,064,010	3.7

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	205,671	22.5

	Unit: RMB Million
	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2013	2012	Changes over the same period of the preceding year (%)	2013	2012	Changes over the same period of the preceding year (%)
Turnover	581,688	551,608	5.5	1,682,784	1,598,269	5.3
Profit attributable to owners of the Company	29,766	24,930	19.4	95,288	86,956	9.6
Return on net assets (%)	2.7	2.4	0.3 percentage points	8.6	8.4	0.2 percentage points
Basic earnings per share (RMB)	0.16	0.14	19.4	0.52	0.48	9.6
Diluted earnings per share (RMB)	0.16	0.14	19.4	0.52	0.48	9.6

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS:

	Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,378,965	2,168,837	9.7
Equity attributable to equity holders of the Company	1,103,554	1,064,147	3.7

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	205,671	22.5

	Unit: RMB Million
Items	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
	2013	2012	Changes over the same period of the preceding year (%)	2013	2012	Changes over the same period of the preceding year (%)
Operating income	581,688	551,608	5.5	1,682,784	1,598,269	5.3
Net profit attributable to equity holders of the Company	29,772	24,930	19.4	95,293	86,954	9.6
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	29,217	26,850	8.8	78,720	90,351	(12.9)
Weighted average return on net assets (%)	2.7	2.4	0.3 percentage points	8.7	8.4	0.3 percentage points
Basic earnings per share (RMB)	0.16	0.14	19.4	0.52	0.48	9.6
Diluted earnings per share (RMB)	0.16	0.14	19.4	0.52	0.48	9.6

Unit: RMB Million
Non-recurring profit / loss items	For the nine months ended September 30, 2013 profit / (loss)
Net loss on disposal of non-current assets	(691)
Government grants recognised in the income statement	1,280
Net loss on disposal of available-for-sale financial assets	(3)
Reversal of provisions for bad debts against receivables	51
Gain on investment of certain pipeline net assets and operations	24,822
Other non-operating income and expenses	(1,729)

Sub-total	23,730

Tax impact of non-recurring profit / loss items	(7,228)
Impact of minority interests	71

Total	16,573

2.1.3	Differences between CAS and IFRS

☒  Applicable    ☐  Not applicable

The consolidated net profit for the reporting period under IFRS and CAS was RMB105,554 million and RMB105,559 million respectively, with a difference of RMB5 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS was RMB1,238,922 million and RMB1,238,944 million respectively, with a difference of RMB22 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders, Shareholdings of Top Ten Shareholders of Shares Without Selling Restrictions and Shareholdings of Top Ten Shareholders as at the End of the Reporting Period

Number of shareholders as at the end of the reporting period	1,005,798 shareholders including 997,848 holders of A shares and 7,950 holders of H shares (including 266 holders of the American Depository Shares)

Shareholdings of top ten shareholders of shares without selling restrictions
Name of shareholders		Number of shares held		Type of shares
1	CNPC	158,033,693,528	(1)	A shares
2	HKSCC Nominees Limited(2)	20,828,899,444	(3)	H shares
3	China Securities Finance Corporation Limited	120,397,314		A shares
4	Guangxi Investment Group Co., Ltd	39,560,045		A shares
5	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	39,156,578		A shares
6	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	33,073,738		A shares
7	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	30,926,581		A shares
8	China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	25,081,072		A shares
9	Shanghai Liangneng Construction Engineering Company Limited	23,013,000		A shares
10	Bank of China Limited – Jiashi CSI 300 Index Trading Securities Investment Fund	19,938,376		A shares

Shareholdings of top ten shareholders
Name of shareholders		Number of shares held		Type of shares
1	CNPC	158,033,693,528		A shares
2	HKSCC Nominees Limited	20,828,899,444		H shares
3	National Council for Social Security Fund of the PRC	400,000,000		A shares
4	China Securities Finance Corporation Limited	120,397,314		A shares
5	Guangxi Investment Group Co., Ltd	39,560,045		A shares
6	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	39,156,578		A shares
7	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	33,073,738		A shares
8	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	30,926,581		A shares
9	China Life Insurance Company Limited - Dividend – Personal Dividend - 005L - FH002 Shanghai	25,081,072		A shares
10	Shanghai Liangneng Construction Engineering Company Limited	23,013,000		A shares

Note:	(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
	(2)	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
	(3)	291,518,000 H shares were held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. Such shares were held in the name of HKSCC Nominees Limited.

2.3	Business Review

In the first three quarters of 2013, the Group was confronted with the severe situation of the sluggish global economic recovery, the slowing down of China’s economic growth and the weak demand in the oil and petrochemical markets. In the face of such challenges, the Group focused on the development guidelines of “quality, profitability and sustainability”, gave overall consideration to both the domestic and the overseas markets, actively responded to the market changes, and enhanced the overall balance of production, refinery, transmission, marketing, storage and trading operations. As a result, the Group maintained steady production and operations, realised efficient supplies to the oil and gas market, kept steady performance on the capital market and the operating results met expectations.

In respect of exploration and production, the Group made significant progress in oil and gas exploration and production and achieved steady output increases. In the first three quarters of 2013, crude oil output of the Group amounted to 698.0 million barrels, representing an increase of 2.2% as compared with the same period last year. Marketable natural gas output of the Group amounted to 2,048.0 billion cubic feet, representing an increase of 9.0% as compared with the same period last year. The oil and natural gas equivalent output was 1,039.4 million barrels, representing an increase of 4.3% as compared with the same period last year, of which 101.4 million barrels were overseas oil and natural gas equivalent output, representing an increase of 2.0% as compared with the same period last year. In the first three quarters of 2013, the average realised price for crude oil of the Group was US$99.85 per barrel, representing a decrease of 3.6% as compared with the same period last year. As influenced by the decrease in crude oil price and increase in its cost, the profit from operations of the exploration and production segment amounted to RMB147,010 million, representing a decrease of 10.0% from RMB163,293 million achieved in the same period last year.

In respect of refining and chemicals, the Group adhered to the principle of market-orientation and profitability, optimised its resources allocation and sought to rigorously reduce losses and increase profitability. The construction of the key refinery and chemicals projects progressed smoothly, with quality upgrades of its refining and chemical oil products and structure adjustments implemented in an orderly pace. In the first three quarters of 2013, the Group processed 734.5 million barrels of crude oil, representing a decrease of 1.2% as compared with the same period last year. The Group produced 66.758 million tons of gasoline, diesel and kerosene, approximately the same as that in the same period last year. The refining and chemicals segment incurred a loss from operations of RMB20,004 million in the first three quarters of 2013, representing a decrease in the loss from operations of RMB17,394 million as compared with the same period last year. Of this loss the refining operations incurred a loss from operations of RMB5,321 million, representing a decrease in loss from operations of RMB24,698 million as compared with the same period last year, as a result of taking advantage of the newly promulgated pricing mechanism for refined products. As a result of the prolonged weakness of the domestic petrochemicals market, the chemicals operations incurred a loss from operations of RMB14,683 million, representing an increase in loss from operations of RMB7,304 million as compared with the same period last year.

In respect of marketing, the Group adjusted its marketing strategies to boost sales and enhance profitability by focusing on quality and profitability. The quality of international trading operations of the Group continued to strengthen, whilst its trade volume also kept growing. In the first three quarters of 2013, the Group sold 119.422 million tons of gasoline, diesel and kerosene, representing an increase of 5.2% as compared with the same period last year. However, due to factors such as the sluggish recovery of the global economy and the weak demand for refined products both domestically and overseas, profit from operations of the marketing segment amounted to RMB6,705 million in the first three quarters of 2013, representing a decrease of 43.1% as compared with RMB11,792 million for the same period last year.

In respect of natural gas and pipeline, the Group coordinated and balanced the utilisation of domestic and overseas resources and enhanced the domestic production and supply for its natural gas business, strengthened the management of the demand side, pushed forward the development of new pipelines and high-profitability markets in a well-organised way, thus ensuring sales profitability. The profit from operations of the natural gas and pipeline segment amounted to RMB23,438 million in the first three quarters of 2013, representing an increase of RMB22,553 million as compared with RMB885 million for the same period last year, mainly as a result of the gain of RMB24,822 million realised on the Group’s contribution of certain pipeline net assets and operations, the net loss of RMB31,690 million from the sales of imported gas and the promulgation of the proposals concerning the adjustment of the price of natural gas.

Summary of Key Operating Data for the First Three Quarters of 2013

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2013	2012
Crude oil output	Million barrels	698.0	683.2	2.2
Marketable natural gas output	Billion cubic feet	2,048.0	1,879.3	9.0
Oil and natural gas equivalent output	Million barrels	1,039.4	996.9	4.3
Average realised price for crude oil	USD/barrel	99.85	103.62	(3.6)
Average realised price for natural gas	USD/thousand cubic feet	5.48	5.02	9.2
Processed crude oil	Million barrels	734.5	743.5	(1.2)
Gasoline, kerosene and diesel output	Thousand tons	66,758	67,135	(0.6)
of which: Gasoline	Thousand tons	21,543	20,546	4.9
Kerosene	Thousand tons	3,033	2,531	19.8
Diesel	Thousand tons	42,182	44,058	(4.3)
Total sales volume of gasoline, kerosene and diesel	Thousand tons	119,422	113,539	5.2
of which: Gasoline	Thousand tons	39,990	35,138	13.8
Kerosene	Thousand tons	10,069	8,325	20.9
Diesel	Thousand tons	69,363	70,076	(1.0)
Output of key chemical products
Ethylene	Thousand tons	2,920	2,604	12.1
Synthetic resin	Thousand tons	4,808	4,329	11.1
Synthetic fiber raw materials and polymer	Thousand tons	935	1,176	(20.5)
Synthetic rubber	Thousand tons	507	442	14.7
Urea	Thousand tons	2,949	3,396	(13.2)

Note:	(1)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒  Applicable     ☐  Not applicable

	Unit: RMB Million
Items	September 30, 2013	December 31, 2012	Changes (%)	Key explanation of the changes
Cash at bank and on hand	165,279	49,953	230.9	Mainly due to the cash inflows from operating activities of the Group and an increase in external borrowings by the Group to meet its needs for business development
Notes receivable	15,649	9,981	56.8	Mainly due to an increase in operating income during the reporting period
Advances to suppliers	63,961	32,813	94.9	Mainly due to an increase in prepaid construction expenditure and expenditure for materials resulting from an increase in investment
Other receivables	21,441	14,165	51.4	Mainly due to an increase in receivables
Long-term equity investments	118,215	79,615	48.5	Mainly due to the establishment of a new joint venture by the way of contribution by the Group of certain pipeline net assets and operations
Other non-current assets	13,134	10,017	31.1	Mainly due to an increase in long term advances to suppliers as needed by the Group’s operations
Notes payable	595	2,265	(73.7)	Mainly due to a reduction in the use of banker’s acceptance bills for operating expenses
Advances from customers	50,964	38,131	33.7	Mainly due to an expansion of the Group’s business scale and an increase in the advances from customers
Employee compensation payable	11,210	4,161	169.4	Mainly due to an increase in employee numbers resulting from the expansion of Group’s business scale and an increase in employee compensation payable from the end of the preceding year
Other payables	60,244	23,642	154.8	Mainly due to an increase in payable during the reporting period
Current portion of non-current liabilities	68,935	7,838	779.5

Mainly for the reason that the long term borrowings transferred into the non-current liabilities with maturity less than one year for the reporting period exceed the non-current liabilities with maturity less than one year that were repaid

Other current liabilities	34,374	4,830	611.7	Mainly due to an increase in the dividends payable during the reporting period
Special reserve	13,407	10,054	33.3	Mainly due to an increase in the provision for safety fund reserve during the reporting period
Currency translation differences	(10,806)	(5,115)	111.3	Mainly due to the changes in exchange rates of foreign currencies

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes
	2013	2012
Finance expenses	16,925	11,885	42.4	Mainly due to an increase in interest-bearing borrowings based on production and operations needs during the reporting period
Asset impairment losses	2,821	1,446	95.1	Mainly due to an increase in the provision for impairment for refinery equipment during the reporting period
Non-operating income	34,860	6,985	399.1	Mainly due to recognition of the gain arising from contribution of certain pipeline net assets and operations

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☒  Applicable     ☐  Not applicable

With respect to the class action brought by overseas individual shareholders before the United States District Court for the Southern District of New York against the Company and certain personnel, on the grounds that some former directors and senior management are being investigated by the PRC certain authorities, which was disclosed by the Company previously. As at the end of the reporting period, there are no further developments of such lawsuit. The Company and other relevant personnel have not received any notice or documents with respect to such lawsuit. For relevant details, please refer to the Litigation Announcement (No.: Lin2013-025) published by the Company on 7 September 2013 on the website of the Shanghai Stock Exchange and the China Securities Journal, the Shanghai Securities News and the Securities Times.

3.3	Status of fulfillment of undertaking given by the Company and shareholders holding 5% or more of the Company’s shares

☒  Applicable     ☐  Not applicable

During the reporting period, the undertakings given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2013 Interim Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses from the beginning of the year to the next reporting period or anticipated significant changes over the same period of the preceding year

☐  Applicable    ☒  Not applicable

By Order of the Board of Directors

PetroChina Company Limited

Zhou Jiping

Chairman

Beijing, the PRC

October 29, 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX

A. Financial statements for the third quarter of 2013 prepared in accordance with IFRS

1-1. Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2013	2012
	RMB million	RMB million

TURNOVER	581,688	551,608

OPERATING EXPENSES
Purchases, services and other	(382,829)	(361,060)
Employee compensation costs	(28,420)	(26,668)
Exploration expenses, including exploratory dry holes	(5,845)	(3,996)
Depreciation, depletion and amortisation	(42,645)	(39,286)
Selling, general and administrative expenses	(22,006)	(19,954)
Taxes other than income taxes	(58,840)	(60,610)
Other income / (expenses), net	2,845	(707)

TOTAL OPERATING EXPENSES	(537,740)	(512,281)

PROFIT FROM OPERATIONS	43,948	39,327

FINANCE COSTS
Exchange gain	775	959
Exchange loss	(1)	(431)
Interest income	546	585
Interest expense	(6,984)	(4,778)

TOTAL NET FINANCE COSTS	(5,664)	(3,665)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	2,651	1,647

PROFIT BEFORE INCOME TAX EXPENSE	40,935	37,309
INCOME TAX EXPENSE	(7,938)	(8,066)

PROFIT FOR THE PERIOD	32,997	29,243

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	186	836
Fair value profit / (loss) from available-for-sale financial assets, net of tax	78	(39)
Share of the other comprehensive profit / (loss) of associates and joint ventures accounted for using the equity method	22	(41)

OTHER COMPREHENSIVE INCOME, NET OF TAX	286	756

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	33,283	29,999

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	29,766	24,930
Non-controlling interests	3,231	4,313

	32,997	29,243

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	30,657	25,747
Non-controlling interests	2,626	4,252

	33,283	29,999

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.16	0.14

1-2. Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2013	2012
	RMB million	RMB million

TURNOVER	1,682,784	1,598,269

OPERATING EXPENSES
Purchases, services and other	(1,105,749)	(1,019,171)
Employee compensation costs	(84,079)	(76,280)
Exploration expenses, including exploratory dry holes	(19,310)	(17,901)
Depreciation, depletion and amortisation	(118,538)	(113,332)
Selling, general and administrative expenses	(58,551)	(53,599)
Taxes other than income taxes	(183,204)	(189,296)
Other income, net	30,455	1,256

TOTAL OPERATING EXPENSES	(1,538,976)	(1,468,323)

PROFIT FROM OPERATIONS	143,808	129,946

FINANCE COSTS
Exchange gain	2,809	2,332
Exchange loss	(2,475)	(1,997)
Interest income	1,263	1,577
Interest expense	(17,719)	(13,343)

TOTAL NET FINANCE COSTS	(16,122)	(11,431)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	7,010	6,386

PROFIT BEFORE INCOME TAX EXPENSE	134,696	124,901
INCOME TAX EXPENSE	(29,142)	(25,829)

PROFIT FOR THE PERIOD	105,554	99,072

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	(6,928)	1,934
Fair value profit / (loss) from available-for-sale financial assets, net of tax	55	(44)
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method	(140)	90

OTHER COMPREHENSIVE (LOSS) / INCOME, NET OF TAX	(7,013)	1,980

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	98,541	101,052

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	95,288	86,956
Non-controlling interests	10,266	12,116

	105,554	99,072

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	89,502	88,604
Non-controlling interests	9,039	12,448

	98,541	101,052

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.52	0.48

2. Consolidated Statement of Financial Position

	September 30, 2013	December 31, 2012
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,553,363	1,569,888
Investments in associates and joint ventures	118,614	80,042
Available-for-sale financial assets	1,663	1,800
Advance operating lease payments	58,852	56,162
Intangible and other non-current assets	44,056	41,521
Deferred tax assets	1,495	1,443
Time deposits with maturities over one year	5,234	3,708

TOTAL NON-CURRENT ASSETS	1,783,277	1,754,564

CURRENT ASSETS
Inventories	216,651	214,117
Accounts receivable	79,172	64,450
Prepaid expenses and other current assets	124,223	79,539
Notes receivable	15,649	9,981
Time deposits with maturities over three months but within one year	3,359	2,850
Cash and cash equivalents	156,686	43,395

TOTAL CURRENT ASSETS	595,740	414,332

CURRENT LIABILITIES
Accounts payable and accrued liabilities	410,424	351,456
Income taxes payable	3,176	12,708
Other taxes payable	49,910	59,337
Short-term borrowings	203,125	151,247

TOTAL CURRENT LIABILITIES	666,635	574,748

NET CURRENT LIABILITIES	(70,895)	(160,416)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,712,382	1,594,148

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	645,669	603,808
Reserves	274,723	277,181

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,103,413	1,064,010
NON-CONTROLLING INTERESTS	135,509	116,738

TOTAL EQUITY	1,238,922	1,180,748

NON-CURRENT LIABILITIES
Long-term borrowings	350,850	293,774
Asset retirement obligations	89,227	83,928
Deferred tax liabilities	19,234	22,286
Other long-term obligations	14,149	13,412

TOTAL NON-CURRENT LIABILITIES	473,460	413,400

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,712,382	1,594,148

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

3. Consolidated Statement of Cash Flows

	Nine months ended September 30
	2013	2012
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVTIES

Profit for the period	105,554	99,072
Adjustments for:
Income tax expense	29,142	25,829
Depreciation, depletion and amortisation	118,538	113,332
Capitalised exploratory costs charged to expense	9,451	10,645
Safety fund reserve	4,273	4,900
Share of profit of associates and joint ventures	(7,010)	(6,386)
Reversal of provision for impairment of receivables, net	(48)	(24)
Write down in inventories, net	220	483
Impairment of available-for-sale financial assets	—	5
Loss on disposal of property, plant and equipment	756	2,618
Loss on disposal of other non-current assets	79	69
Gain on investment of certain pipeline net assets and operations	(24,822)	—
Dividend income	(341)	(327)
Interest income	(1,263)	(1,577)
Interest expense	17,719	13,343

Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(58,552)	(35,479)
Inventories	(3,388)	(13,289)
Accounts payable and accrued liabilities	66,221	(12,532)

CASH FLOWS GENERATED FROM OPERATIONS	256,529	200,682
Income taxes paid	(50,858)	(32,728)

NET CASH FLOWS FROM OPERATING ACTIVITIES	205,671	167,954

3. Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2013	2012
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(201,698)	(189,250)
Acquisition of investments in associates and joint ventures	(3,700)	(5,538)
Acquisition of available-for-sale financial assets	(32)	(17)
Advance payments on long-term operating leases	(5,403)	(6,146)
Acquisition of intangible assets and other non-current assets	(2,767)	(3,351)
Purchase of non-controlling interests	(42)	(118)
Acquisition of subsidiaries	—	(46)
Proceeds from disposal of property, plant and equipment	38,581	176
Proceeds from disposal of other non-current assets	382	41
Interest received	1,735	1,448
Dividends received	4,704	5,627
Increase in time deposits with maturities over three months	(2,145)	(16,293)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(170,385)	(213,467)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(349,556)	(238,620)
Repayments of long-term borrowings	(8,360)	(47,586)
Interest paid	(16,463)	(15,146)
Dividends paid to non-controlling interests	(4,722)	(4,092)
Dividends paid to owners of the Company	(23,985)	(30,129)
Increase in short-term borrowings	342,185	278,386
Increase in long-term borrowings	127,208	133,418
Capital contribution from non-controlling interests	13,718	11,890
(Decrease) / increase in other long-term obligations	(589)	1,101

NET CASH FLOWS FROM FINANCING ACTIVITIES	79,436	89,222

TRANSLATION OF FOREIGN CURRENCY	(1,431)	655

Increase in cash and cash equivalents	113,291	44,364
Cash and cash equivalents at beginning of the period	43,395	61,172

Cash and cash equivalents at end of the period	156,686	105,536

4. Segment Information

	Nine months ended September 30
	2013	2012
	RMB million	RMB million

Turnover
Exploration and Production
Intersegment sales	453,761	461,746
Turnover from external customers	119,038	121,309

	572,799	583,055
Refining and Chemicals
Intersegment sales	505,362	517,695
Turnover from external customers	143,305	132,396

	648,667	650,091
Marketing
Intersegment sales	178,488	164,241
Turnover from external customers	1,266,581	1,211,876

	1,445,069	1,376,117
Natural Gas and Pipeline
Intersegment sales	10,639	15,514
Turnover from external customers	152,934	131,673

	163,573	147,187
Head Office and Other
Intersegment sales	150	120
Turnover from external customers	926	1,015

	1,076	1,135

Total turnover from external customers	1,682,784	1,598,269

Profit / (loss) from operations
Exploration and Production	147,010	163,293
Refining and Chemicals	(20,004)	(37,398)
Marketing	6,705	11,792
Natural Gas and Pipeline	23,438	885
Head Office and Other	(13,341)	(8,626)

	143,808	129,946

B. Financial statements for the third quarter of 2013 prepared in accordance with CAS

1. Consolidated Balance Sheet

ASSETS	September 30, 2013	December 31, 2012
	RMB million	RMB million

Current assets
Cash at bank and on hand	165,279	49,953
Notes receivable	15,649	9,981
Accounts receivable	79,172	64,450
Advances to suppliers	63,961	32,813
Other receivables	21,441	14,165
Inventories	216,651	214,117
Other current assets	38,821	32,561

Total current assets	600,974	418,040

Non-current assets
Available-for-sale financial assets	1,627	1,756
Long-term equity investments	118,215	79,615
Fixed assets	495,063	545,479
Oil and gas properties	727,864	733,583
Construction in progress	322,126	283,059
Construction materials	7,649	7,486
Intangible assets	58,337	56,426
Goodwill	7,258	7,582
Long-term prepaid expenses	25,223	24,351
Deferred tax assets	1,495	1,443
Other non-current assets	13,134	10,017

Total non-current assets	1,777,991	1,750,797

TOTAL ASSETS	2,378,965	2,168,837

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2013	December 31, 2012
	RMB million	RMB million

Current liabilities
Short-term borrowings	134,190	143,409
Notes payable	595	2,265
Accounts payable	253,037	278,427
Advances from customers	50,964	38,131
Employee compensation payable	11,210	4,161
Taxes payable	53,086	72,045
Other payables	60,244	23,642
Current portion of non-current liabilities	68,935	7,838
Other current liabilities	34,374	4,830

Total current liabilities	666,635	574,748

Non-current liabilities
Long-term borrowings	259,695	207,540
Debentures payable	91,155	86,234
Provisions	89,227	83,928
Deferred tax liabilities	19,160	22,209
Other non-current liabilities	14,149	13,412

Total non-current liabilities	473,386	413,323

Total liabilities	1,140,021	988,071

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,780	115,878
Special reserve	13,407	10,054
Surplus reserves	161,623	161,623
Undistributed profits	640,529	598,686
Currency translation differences	(10,806)	(5,115)

Equity attributable to equity holders of the Company	1,103,554	1,064,147
Minority interests	135,390	116,619

Total shareholders’ equity	1,238,944	1,180,766

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,378,965	2,168,837

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

2. Company Balance Sheet

	September 30, 2013	December 31, 2012
ASSETS	RMB million	RMB million

Current assets
Cash at bank and on hand	124,763	11,574
Notes receivable	12,395	7,329
Accounts receivable	11,568	4,198
Advances to suppliers	44,099	22,224
Other receivables	38,521	48,324
Inventories	164,416	166,074
Other current assets	29,565	23,959

Total current assets	425,327	283,682

Non-current assets
Available-for-sale financial assets	460	1,253
Long-term equity investments	320,514	265,939
Fixed assets	386,553	438,504
Oil and gas properties	486,273	492,322
Construction in progress	176,053	185,884
Construction materials	6,075	5,866
Intangible assets	46,125	44,159
Goodwill	119	119
Long-term prepaid expenses	22,249	21,464
Other non-current assets	1,671	1,442

Total non-current assets	1,446,092	1,456,952

TOTAL ASSETS	1,871,419	1,740,634

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

2. Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2013	December 31, 2012
	RMB million	RMB million

Current liabilities
Short-term borrowings	138,222	181,974
Notes payable	90	—
Accounts payable	131,133	155,420
Advances from customers	30,481	27,099
Employee compensation payable	8,779	3,024
Taxes payable	34,717	46,380
Other payables	44,730	17,397
Current portion of non-current liabilities	46,627	6,626
Other current liabilities	32,207	1,904

Total current liabilities	466,986	439,824

Non-current liabilities
Long-term borrowings	219,787	170,536
Debentures payable	91,000	86,000
Provisions	59,731	55,676
Deferred tax liabilities	3,820	4,417
Other non-current liabilities	4,481	4,151

Total non-current liabilities	378,819	320,780

Total liabilities	845,805	760,604

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,932	128,136
Special reserve	9,891	7,080
Surplus reserves	150,523	150,523
Undistributed profits	554,247	511,270

Total shareholders’ equity	1,025,614	980,030

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,871,419	1,740,634

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

3-1. Consolidated Income Statement

	Three months ended September 30
	2013	2012
Items	RMB million	RMB million

Operating income	581,688	551,608
Less: Cost of sales	(441,805)	(416,711)
Taxes and levies on operations	(56,694)	(58,584)
Selling expenses	(15,390)	(14,786)
General and administrative expenses	(23,411)	(21,270)
Finance expenses	(5,938)	(3,833)
Asset impairment losses	(2,628)	9
Add: Investment income	2,671	1,652

Operating profit	38,493	38,085

Add: Non-operating income	4,762	2,369
Less: Non-operating expenses	(2,312)	(3,145)

Profit before taxation	40,943	37,309

Less: Taxation	(7,941)	(8,066)

Net profit	33,002	29,243

Attributable to:
Equity holders of the Company	29,772	24,930
Minority interests	3,230	4,313

Earnings per share
Basic earnings per share (RMB Yuan)	0.16	0.14
Diluted earnings per share (RMB Yuan)	0.16	0.14

Other comprehensive income	286	756

Total comprehensive income	33,288	29,999

Attributable to:
Equity holders of the Company	30,663	25,747
Minority interests	2,625	4,252

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

3-2. Consolidated Income Statement

	Nine months ended September 30
	2013	2012
Items	RMB million	RMB million

Operating income	1,682,784	1,598,269
Less: Cost of sales	(1,279,567)	(1,183,866)
Taxes and levies on operations	(176,629)	(182,903)
Selling expenses	(42,983)	(41,110)
General and administrative expenses	(66,067)	(59,624)
Finance expenses	(16,925)	(11,885)
Asset impairment losses	(2,821)	(1,446)
Add: Investment income	7,449	6,855

Operating profit	105,241	124,290

Add: Non-operating income	34,860	6,985
Less: Non-operating expenses	(5,397)	(6,375)

Profit before taxation	134,704	124,900

Less: Taxation	(29,145)	(25,829)

Net profit	105,559	99,071

Attributable to:
Equity holders of the Company	95,293	86,954
Minority interests	10,266	12,117

Earnings per share
Basic earnings per share (RMB Yuan)	0.52	0.48
Diluted earnings per share (RMB Yuan)	0.52	0.48

Other comprehensive (loss) / income	(7,013)	1,980

Total comprehensive income	98,546	101,051

Attributable to:
Equity holders of the Company	89,507	88,602
Minority interests	9,039	12,449

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

4-1. Income Statement

	Three months ended September 30
	2013	2012
Items	RMB million	RMB million

Operating income	346,667	337,724
Less: Cost of sales	(255,423)	(255,629)
Taxes and levies on operations	(42,794)	(44,036)
Selling expenses	(11,530)	(11,162)
General and administrative expenses	(17,703)	(15,752)
Finance expenses	(6,633)	(4,480)
Asset impairment losses	(2,629)	(1)
Add: Investment income	13,901	13,850

Operating profit	23,856	20,514

Add: Non-operating income	4,417	2,155
Less: Non-operating expenses	(2,002)	(2,565)

Profit before taxation	26,271	20,104

Less: Taxation	(591)	(169)

Net profit	25,680	19,935

Earnings per share
Basic earnings per share (RMB Yuan)	0.14	0.11
Diluted earnings per share (RMB Yuan)	0.14	0.11

Other comprehensive income / (loss)	34	(49)

Total comprehensive income	25,714	19,886

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

4-2. Income Statement

	Nine months ended September 30
	2013	2012
Items	RMB million	RMB million

Operating income	1,007,163	982,639
Less: Cost of sales	(748,319)	(732,133)
Taxes and levies on operations	(131,636)	(135,369)
Selling expenses	(32,232)	(30,990)
General and administrative expenses	(50,004)	(44,994)
Finance expenses	(17,314)	(12,880)
Asset impairment losses	(2,799)	(1,225)
Add: Investment income	43,402	49,712

Operating profit	68,261	74,760

Add: Non-operating income	38,951	6,298
Less: Non-operating expenses	(4,746)	(5,489)

Profit before taxation	102,466	75,569

Less: Taxation	(6,042)	666

Net profit	96,424	76,235

Earnings per share
Basic earnings per share (RMB Yuan)	0.53	0.42
Diluted earnings per share (RMB Yuan)	0.53	0.42

Other comprehensive (loss) / income	(204)	103

Total comprehensive income	96,220	76,338

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

5. Consolidated Cash Flow Statement

Items	Nine months ended September 30
	2013	2012
	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,955,933	1,849,556
Refund of taxes and levies	5,990	2,077
Cash received relating to other operating activities	3,861	5,446

Sub-total of cash inflows	1,965,784	1,857,079

Cash paid for goods and services	(1,310,296)	(1,228,218)
Cash paid to and on behalf of employees	(77,032)	(70,735)
Payments of taxes and levies	(326,743)	(344,765)
Cash paid relating to other operating activities	(46,042)	(45,407)

Sub-total of cash outflows	(1,760,113)	(1,689,125)

Net cash flows from operating activities	205,671	167,954

Cash flows from investing activities
Cash received from disposal of investments	1,249	362
Cash received from returns on investments	6,439	7,075
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	38,717	213

Sub-total of cash inflows	46,405	7,650

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(209,868)	(198,747)
Cash paid to acquire investments	(6,922)	(22,370)

Sub-total of cash outflows	(216,790)	(221,117)

Net cash flows from investing activities	(170,385)	(213,467)

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

5. Consolidated Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2013	2012
	RMB million	RMB million

Cash flows from financing activities
Cash received from capital contributions	13,718	11,890
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	13,718	11,890
Cash received from borrowings	469,393	411,804
Cash received relating to other financing activities	227	1,264

Sub-total of cash inflows	483,338	424,958

Cash repayments of borrowings	(357,916)	(286,206)
Cash payments for interest expenses and distribution of dividends or profits	(45,170)	(49,367)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(4,722)	(4,092)
Capital reduction of subsidiaries	—	(2)
Cash payments relating to other financing activities	(816)	(161)

Sub-total of cash outflows	(403,902)	(335,736)

Net cash flows from financing activities	79,436	89,222

Effect of foreign exchange rate changes on cash and cash equivalents	(1,431)	655

Net increase in cash and cash equivalents	113,291	44,364
Add: Cash and cash equivalents at beginning of the period	43,395	61,172

Cash and cash equivalents at end of the period	156,686	105,536

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

6. Company Cash Flow Statement

Items	Nine months ended September 30
	2013	2012
	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,164,513	1,142,237
Refund of taxes and levies	5,493	2,032
Cash received relating to other operating activities	14,784	16,224

Sub-total of cash inflows	1,184,790	1,160,493

Cash paid for goods and services	(723,803)	(735,963)
Cash paid to and on behalf of employees	(56,289)	(52,912)
Payments of taxes and levies	(237,947)	(227,220)
Cash paid relating to other operating activities	(21,843)	(63,028)

Sub-total of cash outflows	(1,039,882)	(1,079,123)

Net cash flows from operating activities	144,908	81,370

Cash flows from investing activities
Cash received from disposal of investments	9	6
Cash received from returns on investments	47,637	49,262
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	38,599	111

Sub-total of cash inflows	86,245	49,379

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(110,168)	(136,652)
Cash paid to acquire investments	(16,364)	(24,944)

Sub-total of cash outflows	(126,532)	(161,596)

Net cash flows from investing activities	(40,287)	(112,217)

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

6. Company Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2013	2012
	RMB million	RMB million

Cash flows from financing activities
Cash received from borrowings	265,301	249,345
Cash received relating to other financing activities	149	143

Sub-total of cash inflows	265,450	249,488

Cash repayments of borrowings	(213,811)	(143,358)
Cash payments for interest expenses and distribution of dividends or profits	(42,971)	(44,340)
Cash payments relating to other financing activities	(191)	(160)

Sub-total of cash outflows	(256,973)	(187,858)

Net cash flows from financing activities	8,477	61,630

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	113,098	30,783
Add: Cash and cash equivalents at beginning of the period	11,574	38,794

Cash and cash equivalents at end of the period	124,672	69,577

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo